Mail Stop 3561

								January 23, 2006

 BY U.S. Mail and Facsimile [ (702) 732-9465 ]

 Mr. John M. Garner
   Chief Financial Officer
 ARCHON CORPORATION
 3993 Howard Hughes Parkway, Suite 630
 Las Vegas, Nevada  89109

 	Re:	Archon Corporation
 		Form 10-K for Fiscal Year Ended September 30, 2005
 		Filed January 6, 2006
 		File No. 1-09481

Dear Mr. Garner:

	We have limited our review of your September 30, 2005 Form
10-K
to the issues addressed below and have the following comments. Where indicated, we think you should revise your documents in response to those comments in future filings with us. Please confirm that such comments will be complied with. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing the information, we may or may not raise additional comments.

	Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be submitted in electronic form, under the label "corresp," within 15 business days of the date of this letter.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


FORM 10-K (Fiscal Year Ended September 30, 2005)

Management`s Discussion and Analysis, page 11

Results of Operations - Fiscal 2005 Compared to Fiscal 2004, page
12

1. We note the segment footnote to your audited financial statements discloses that "segment-level EBITDA" is the primary measure used to evaluate your business segments` performance. As such, revise your
MD&A discussion to include this segment profitability measure, and provide an analysis of how this measure is determined and used by the chief operating decision maker in evaluating segment performance and allocating resources. We refer you to Question 19 of the "Staff`s Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures", issued June 2003.

2. Please expand your segment results of operations to discuss the Investment Properties, including its segmental profitability measure.
Based on the information included in your audited segment footnote, the Investment Properties` profitability measure of segmental EBITDA is considerably higher than that of the Pioneer Hotel segment. Please discuss the significance of the Investment Properties` segment to your results of operations. Your discussion should also address the fact that although the Pioneer Hotel segment contributes the majority of net operating revenues, its profitability measure is significantly lower than that of the Investment Properties segment, and whether you believe this trend will continue.

Financial Statements

Consolidated Statement of Operations, page 28

3. Reference is made to your classification of gains (losses) on sale of assets as other income. In accordance with the guidance in paragraph 45 of SFAS 144 as well as footnote 68 in Staff Accounting
Bulletin No. 104 (Topic 13), you should classify gains (losses) from the sale of assets within operating income in the consolidated statements of operations. Please revise accordingly.

Note 17 - Segment Information, page 45

4. In accordance with the guidance in paragraph 32(b) of SFAS No.
131, please reconcile the total of the reportable segments measure of profit and loss (i.e. EBITDA) to the company`s consolidated Loss before Income Tax Benefit, as reported in your consolidated statement of operations.




Other

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

			In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Closing

      You may contact Ms. Beverly A. Singleton at (202) 551-3328,
Staff Accountant, if you have questions regarding comments on the financial statements and related matters.  Please contact me at
(202)
551-3816 with any other questions.

      Sincerely,



								Joe A. Foti
								Senior Assistant Chief
Accountant

??

??

??

??

John M. Garner
Archon Corporation
January 23, 2006
Page 2